By EDGAR Electronic Transmission

June 6, 2012

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Belo Corp.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed March 9, 2012

Form 10-Q for Fiscal Quarter Ended March 31, 2012

Filed April 30, 2012

File No. 001-08598

Dear Mr. Spirgel:

The following responds to the SEC Staff’s comment in its letter of June 1, 2012 to Belo Corp. To facilitate your review, we have set forth the comment below and the paragraph number of our response that corresponds to the paragraph number in the comment letter. Please note that references to “Company,” “we,” “ours” and “us” refer to Belo Corp. and its subsidiaries, unless the context otherwise requires.

Form 10-Q for Fiscal Quarter Ended March 31, 2012

Management’s Discussion and Analysis…page 12

Overview, page 12

1.	We note your disclosure that beginning in 2012 you no longer receive any network compensation payments. We also note your disclosure that certain of your affiliation agreements now require you to make cash payments to the networks. In future filings expand your management’s discussion and analysis to provide additional analysis of the impact these cash payments have on your results of operations. In addition, expand the analysis in your results of operations to quantify the effect the elimination of network compensation payments has on your revenue. For example, we note the disclosure in your Form 8-K filed April 27, 2012 specifically addressing the $1.7 million decrease in network compensation you received in the first quarter of 2012.

Mr. Larry Spirgel

United States Securities and Exchange Commission

June 6, 2012

In future filings, we will expand our management’s discussion and analysis to provide additional analysis of the effect of these network cash payments on our results of operations. Also in future filings, we will expand the analysis in our results of operations to quantify the effect of the elimination of network compensation payments on our revenue.

Other

Belo Corp. hereby acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filings, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about Belo Corp.’s responses in this letter please contact me at 214-977-6601.

Sincerely,

BELO CORP.

/s/ R. Coleman

By:	Russell F. Coleman Senior Vice President/General Counsel